Third quarter 2003

  Total lines in service, line equivalents and Internet access accounts reached 18,905,830 services, 10.6% higher than the same period of last year

  Lines in service had an annual increase of 8.5%, ending the third quarter with 15,355,786 lines in operation

  Internet access accounts increased 24.6% totaling 1,372,515 accounts at September 30, 2003

  Line equivalents for data transmission had an annual increase of 18.3%, bringing the total to 2,177,529
Relevant figures (Millions of Mexican constant pesos as of September 2003)	3Q2003	3Q2002	% Increase	9 Months 2003	9 Months 2002	% Increase
Revenues	$29,088	$28,926	0.6	$85,267	$85,301	0.0
EBITDA	14,983	15,047	(0.4)	43,516	44,961	(3.2)
Operating Income	9,790	9,567	2.3	28,547	29,487	(3.2)
Net Income	5,307	4,623	14.8	16,593	14,613	13.5
Earnings per Share (pesos)*	0.43	0.36	19.4	1.35	1.14	18.4

*Outstanding shares at the end of each period

Operating results

Expansion of the telephone infrastructure

The investments that TELMEX has carried out have increased its installed capacity in an important manner, that is the case of installed lines that at the end of the quarter they reached 16 million 767 thousand lines. The installed Internet access services totaled 2 million services.

Local

TELMEX offers its services through 15,355,786 lines with a net addition of 290,430 lines, an annual increase of 8.5%. Penetration of digital services in the third quarter was 34.4%, 5.7 percentage points more than the same period of 2002 and 1.5 percentage points more than the second quarter of 2003. Total lines with at least one digital service were 5,278,030.

One of the initiatives to enhance service for our customers consisted in the launch of the basic free voice mail at the beginning of this year's first quarter. Currently, there are 4 million 759 thousand voice mails in operation.

In the third quarter, total call traffic was 6,850 million calls, 5.3% higher than the second quarter of this year and 4.6% higher than the third quarter of 2002. For the nine months, total call traffic rose to 19,826 million calls, 3.3 % more than in the same period of the previous year.

During the quarter, interconnection traffic that is generated by the different telecommunications operators rose to 6,646 million minutes, 2.1% higher than the second quarter of this year and 18% more than the third quarter of last year. For the nine months, interconnection traffic totaled 19,222 million minutes, an increase of 21.4% compared with the same period of 2002. This clearly demonstrates the increasing use of TELMEX's network by competitors to serve their customers. It is important to mention that 24% of interconnection traffic corresponds to local operators and do not generate any revenues for TELMEX. Additionally, the interconnection charge for long distance operators is only 0.00975 dollars per minute.

Long distance

In the second quarter, domestic long distance minutes totaled 3,919 million, 1.3% higher than the second quarter of this year and 8.4% higher than the same period of 2002. For the nine months, domestic long distance traffic increased 9.4% totaling 11,613 million minutes.

International long distance billed traffic improved in the third quarter by totaling 1,197 million minutes, an increase of 21.7% compared with the second quarter of 2003. Nevertheless, the negative impact of the illegal practice of by-pass has not disappeared since international billed traffic had a decrease of 8.2% compared with last year's third quarter. For the nine months, international long distance billed traffic totaled 3,108 million minutes, an annual decrease of 22.5%.

Data

In the third quarter, TELMEX had 1,372,515 Internet access accounts, 24.6% higher than the same period of last year and 6.6% more than the second quarter of this year with an addition of 84,973 accounts, 59.3% higher than the second quarter of this year. For the nine months, 207,114 access accounts were added, 9.9% higher than the same period of 2002.

In the third quarter, 29,142 DSL (Prodigy Infinitum) services were added, bringing the total to 151,656 services, 237.9% more than the third quarter of 2002 and 23.8% more than the second quarter of this year. Prodigy Infinitum accounts represented 11% of total accounts in service.

At September 30, 2003 Internet service penetration including broadband services, in respect to total lines in service was 8.9%, 1.1 percentage points more than the same period of the previous year.

In the corporate market of data transmission, TELMEX operated 2,177,529 line equivalents at September 30; an increase of 18.3% compared with the same period of 2002 and 4.9% more than the second quarter of this year. In the third quarter, the gain of line equivalents for data transmission was 100,899.

Consolidated financial results

In the third quarter, total operating revenues were 29,088 million pesos, an increase of 0.6% compared with the same period of the previous year. For the nine months, operating revenues were 85,267 million pesos, at a similar level in real terms, than in the same period of 2002.

  Local: these revenues show a decrease of 0.3% in the third quarter and a decrease of 1.9% for the nine months. These decreases were because growth in local traffic was not enough to offset the decrease of service rates in real terms.

  DLD: these revenues increased 0.7% in the quarter and 2.6% for the nine months due to the positive trend in DLD traffic that has recovered in the last 6 quarters, as well as for the an increase of 3.1% in revenues related to Internet services, rent and installation of line equivalents and value added services related to data transmission that were approximately 3,300 million pesos in the third quarter.

  ILD: revenues decreased 8.2% compared with the third quarter of 2002 and 15.5% for the nine months. Both decreases were due to lost settlement rate revenues caused by the illegal practice of by-pass and lower growth rhythm in traffic billed in Mexico.

  Interconnection: revenues increased 7.7% compared with the same period of 2002 and 10.7% for the nine months. The increases in revenues were due to higher interconnection traffic, especially from Calling Party Pays.

  Other: revenues increased 3% compared with last year's third quarter and 2.9% for the nine months in both cases, due to the increase in sales of Tiendas TELMEX (TELMEX Stores) and billing services on behalf of other companies.

In the third quarter, total operating costs and expenses were 19,298 million pesos, a decrease of 0.3% compared with the same period of 2002. The increase of 0.7% in cost of sales and services is explained by higher maintenance costs in computer systems and software platforms, as well as the increase in electricity rates. Commercial, administrative and general expenses increased 3% in the third quarter compared with the same period of 2002 due to expenses related to IMSS (Mexican Social Security) contributions, billing and advertising. For the nine months, total operating costs and expenses rose to 56,720 million pesos, 1.6% more than the same period of 2002.

Operating income in the third quarter rose to 9,790 million pesos, 2.3% higher than the same period of the previous year and for the nine months, operating income decreased 3.2% compared with the same period of 2002 totaling 28,547 million pesos. EBITDA totaled 14,983 million pesos, 0.4% lower than the same period of 2002 and for the nine months, EBITDA reached 43,516 million pesos, 3.2% lower than the same period of the previous year.

Comprehensive financing cost was 2,016 million pesos during the third quarter due to an exchange loss of 1,461 million pesos resulting from the depreciation of the peso versus the US dollar of 4.1% during the quarter. Net Interest showed a charge of 903 million pesos and a gain of 348 million pesos was generated in the monetary position.

Net income for the third quarter was 5,307 million pesos, 14.8% higher than the same period of 2002. For the nine months, net income totaled 16,593 million pesos, an increase of 13.5% compared with the same period of the previous year.

From July 1st to September 30, 2003 TELMEX repurchased 130,261,100 of its own shares, representing 1% of total shares outstanding at June 30. TELMEX's earnings per share for the third quarter, based on the number of shares outstanding at period end, were 0.43 pesos, 19.4% higher than the same period of 2002.

At September 30, 2003 total debt, short-term and long-term equaled 5.450 billion dollars a decrease of 22.5% from 7.033 billion dollars in 2002. Without considering hedges, 82.3% of total debt was foreign-denominated and at the end of September, currency hedges covered 880 million dollars of the total debt. Additionally, interest rate swaps were carried out for 12,390 million pesos producing a new fixed rate of 9.233% and 1.2 billion dollars with a fixed rate of 2.545%, with average maturities of 6 years for swaps denominated in pesos and 5 years for swaps denominated in dollars. After the interest rate swaps, fixed rate debt represents 88.5% of total debt.

On October 9, TELMEX began a cash tender offer to purchase up to $500 million dollars of its outstanding 4.25% convertible senior debentures due 2004 (CUSIP 879403AD5). The offer will be made upon the terms and is subject to the conditions set forth in the offer to purchase. The offer will expire November 6, 2003 unless extended or earlier terminated. The cash price for each 1,000 dollars of nominal value is 1,117.50 dollars plus accrued and unpaid interest to (but excluding) the date of purchase.

Consolidated financial statements
Income statement (Millions of Mexican constant pesos as of September 2003)	3Q2003	3Q2002	% Increase	9 Months 2003	9 Months 2002	% Increase
Operating revenues
Local	$13,696	$13,734	(0.3)	$39,885	$40,677	(1.9)
Domestic long distance	7,437	7,387	0.7	22,520	21,941	2.6
International long distance	2,250	2,452	(8.2)	6,400	7,578	(15.5)
Interconnection	4,338	4,026	7.7	12,978	11,719	10.7
Other	1,367	1,327	3.0	3,484	3,386	2.9
Total	29,088	28,926	0.6	85,267	85,301	0.0

Operating costs and expenses
Cost of sales and services	6,681	6,632	0.7	19,845	19,462	2.0
Commercial, administrative and general	4,371	4,243	3.0	12,803	12,193	5.0
Interconnection	3,053	3,004	1.6	9,103	8,685	4.8
Depreciation and amortization	5,193	5,480	(5.2)	14,969	15,474	(3.3)
Total	19,298	19,359	(0.3)	56,720	55,814	1.6

Operating income	9,790	9,567	2.3	28,547	29,487	(3.2)

Comprehensive financing cost (product)
Net interest	903	1,363	(33.7)	1,732	4,026	(57.0)
Exchange loss, (gain)	1,461	931	56.9	2,128	3,903	(45.5)
Monetary effect	(348)	(682)	(49.0)	(1,062)	(2,163)	(50.9)
Total	2,016	1,612	25.1	2,798	5,766	(51.5)

Income before tax and employee profit sharing	7,774	7,955	(2.3)	25,749	23,721	8.5

Provisions for income tax and employee profit sharing	2,429	3,306	(26.5)	9,019	8,959	0.7

Income before equity in results of affiliates	5,345	4,649	15.0	16,730	14,762	13.3

Equity in results of affiliates	(38)	(26)	46.2	(137)	(149)	(8.1)

Net income	$5,307	$4,623	14.8	$16,593	$14,613	13.5

EBITDA	$14,983	$15,047	(0.4)	$43,516	$44,961	(3.2)
EBITDA margin (%)	51.5	52.0	(0.5)	51.0	52.7	(1.7)
Operating margin (%)	33.7	33.1	0.6	33.5	34.6	(1.1)

Balance sheet (Millions of Mexican constant pesos as of September 2003)	September 2003	September 2002
Assets
Cash and short-term investments	$10,358	$21,427
Other current assets	24,414	24,309
Plant, property and equipment, net	118,659	121,463
Inventories	1,423	1,223
Other assets	1,542	1,843
Intangible assets	6,395	7,096
Total assets	$162,791	$177,361

Liabilities and stockholders' equity
Current portion of long-term debt	18,778	11,492
Other current liabilities	17,061	19,797
Long-term debt	40,775	62,818
Pensions and seniority premiums	4,053	5,192
Deferred taxes	14,348	13,490

Total liabilities	95,015	112,789
Stockholders' equity	67,776	64,572
Total liabilities and stockholders' equity	$162,791	$177,361

Shares outstanding at September 30, 2003: 12,288,194,094

Exchange rate used at September 30, 2003: 10.9272 pesos per dollar

Local service business
Income statement (Millions of Mexican constant pesos as of September 2003)	3Q2003	3Q2002	% Increase	9 Months 2003	9 Months 2002	% Increase
Operating revenues
Access, rent and measured service	$13,561	$13,660	(0.7)	$39,773	$40,652	(2.2)
Recovery of LADA special projects	482	467	3.2	1,290	1,319	(2.2)
LADA interconnection	928	943	(1.6)	2,483	2,576	(3.6)
Interconnection with operators	188	242	(22.3)	740	623	18.8
Interconnection with cellular	4,149	3,784	9.6	12,239	11,096	10.3
Other	2,197	2,162	1.6	6,247	5,957	4.9
Total	21,505	21,258	1.2	62,772	62,223	0.9

Operating costs and expenses
Cost of sales and services	4,696	4,535	3.6	13,677	13,337	2.5
Commercial, administrative and general	3,555	3,507	1.4	10,770	10,728	0.4
Interconnection	3,047	2,996	1.7	9,083	8,669	4.8
Depreciation and amortization	3,552	3,739	(5.0)	10,095	10,424	(3.2)
Total	14,850	14,777	0.5	43,625	43,158	1.1

Operating Income	$6,655	$6,481	2.7	$19,147	$19,065	0.4

EBITDA	$10,207	$10,220	(0.1)	$29,242	$29,489	(0.8)
EBITDA margin (%)	47.5	48.1	(0.6)	46.6	47.4	(0.8)
Operating margin (%)	30.9	30.5	0.4	30.5	30.6	(0.1)

Comments on local financial results

The local service income statement, prepared in accordance with accounting separation principles, shows that revenues for the third quarter increased 1.2% compared with the same period of the previous year. This result was due to growth of 8.5% in lines in service, 4.6% growth in local traffic and 18% growth in interconnection traffic with telecommunications operators, especially from calling party pays, partially offset by the reduction of rates in real terms. For the nine months, local revenues had an annual increase of 0.9%.

Operating costs and expenses increased 0.5% compared with the third quarter of 2002. This result was due to the increase of 3.6% in cost of sales and services and 1.4% in commercial, administrative and general expenses caused by the increase in wages and benefits and the charge for pensions and seniority premiums. Additionally, costs related to interconnection increased 1.7% due to higher traffic volume. These costs were partially offset by the reduction of 5% in depreciation and amortization. For the nine months, total operating costs and expenses increased 1.1%.

In the third quarter, operating income increased 2.7% totaling 6,655 million pesos and EBITDA totaled 10,207 million pesos, similar to the amount registered in the same period of 2002. For the nine months, operating income increased 0.4% and EBITDA decreased 0.8%.

Long distance business
Income statement (Millions of Mexican constant pesos as of September 2003)	3Q2003	3Q2002	% Increase	9 Months 2003	9 Months 2002	% Increase
Operating revenues
Domestic long distance	$4,175	$4,225	(1.2)	$12,814	$12,720	0.7
International long distance	1,856	2,018	(8.0)	5,297	6,259	(15.4)
Total	6,031	6,243	(3.4)	18,111	18,979	(4.6)

Operating costs and expenses
Cost of sales and services	1,160	1,146	1.2	3,470	3,432	1.1
Commercial, administrative and general	1,198	1,178	1.7	3,577	3,531	1.3
Interconnection to the local network	881	905	(2.7)	2,375	2,465	(3.7)
Cost of LADA special projects	455	424	7.3	1,223	1,253	(2.4)
Depreciation and amortization	713	715	(0.3)	2,123	2,158	(1.6)
Total	4,407	4,368	0.9	12,768	12,839	(0.6)

Operating Income	$1,624	$1,875	(13.4)	$5,343	$6,140	(13.0)

EBITDA	$2,337	$2,590	(9.8)	$7,466	$8,298	(10.0)
EBITDA margin (%)	38.7	41.5	(2.8)	41.2	(43.7)	(2.5)
Operating margin (%)	26.9	30.0	(3.1)	29.5	32.4	(2.9)

Comments on long distance financial results

The long distance income statement prepared in accordance with accounting separation principles shows that long distance revenues decreased 3.4% in the third quarter. The decrease in revenues was due the reduction of domestic and international long distance rates in real terms as well as the negative impact caused by the illegal practice of by-pass from certain telecommunications operators. For the nine months, long distance revenues decreased 4.6%.

Operating costs and expenses in the third quarter increased 0.9% compared with the same period of last year. This increase is the result of higher costs of special projects and non-recurring investments related to the local network that increased 7.3% as well as higher costs of sales and services that increased 1.2% and an increase of 1.7% in commercial, administrative and general expenses. These increases were partially offset by the reduction of 2.7% in costs of interconnection to the local network. For the nine months, operating costs and expenses decreased 0.6%.

Operating income decreased 13.4% and EBITDA decreased 9.8% in the third quarter totaling 1,624 and 2,337 million pesos, respectively. For the nine months, operating income decreased 13% and EBITDA decreased 10%.